Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

August 2, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Attention: Craig Arakawa

Linda Cvrkel

Pam Howell

Michael Killoy

Re:	Constellation Alpha Capital Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 18, 2019

SEC Comment Letter dated July 25, 2019

File No. 333-232181

Ladies and Gentlemen:

This letter is submitted on behalf of Constellation Alpha Capital Corp. (the “Company”), in response to the comments of the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on July 18, 2019 (“Amendment No. 1”), as set forth in the Staff’s letter to Mr. Rajiv Shukla of the Company dated July 25, 2019 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which includes changes in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

August 2, 2019

Amendment No. 1 to Form S-4 filed July 18, 2019

The Business Combination

Background of the Business Combination, page 95

1.

We note your revised disclosure regarding Cowen and Company acting as the underwriter in your initial public offering and facilitating the PIPE financing. It appears Cowen also participated in the negotiations with DermTech as indicated by the February 13, 2019 and March 21, 2019 meetings. Please discuss in greater detail the role Cowen played during the negotiations as previously requested in comment 7.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of Amendment No. 2 to include greater detail of the role of Cowen during the negotiations among the parties to the business combination.

2.	We note your response to comment 5. Please disclose the reason(s) conditions precedent were not fulfilled and resulted in the termination of the merger.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 2 to disclose the reasons the conditions precedent were not fulfilled and resulted in the termination of the Medall business combination transaction.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 106

3.

We reissue comment 8. We note the revised statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please revise the disclosure to clearly state the opinion of counsel. A description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 of Amendment No. 2 to clearly state the opinion of counsel.

Material U.S. Federal Income Tax Consequences of the Domestication, page 135

4.

We note your response to comment 10. We note the revised statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please revise the disclosure to clearly state the opinion of counsel. A description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19. In addition, we note the statement that US shareholders “should not” recognize taxable gain or loss as a result of the domestication. Please explain why you cannot give a “will” opinion and describe the degree of uncertainty. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

United States Securities and Exchange Commission

Division of Corporation Finance

August 2, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 2 to clearly state the opinion of counsel and on page 141 of Amendment No. 2 to state that US shareholders will not recognize taxable gain or loss as a result of the domestication.

DermTech Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 196

5.

We reissue comment 13. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis section beginning on page 203 of Amendment No. 2 to provide a more detailed executive overview and to discuss the events, trends, and uncertainties that management views as most critical to the Company’s future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.

6.

Please revise the disclosure of convertible bridge notes on page 197 to discuss the conversion feature. Also, disclose whether the PIPE transaction will be a qualified financing that will result in automatic conversion of the notes.

Response:

In response to the Staff’s comment, the Company has revised the disclosure of the convertible bridge notes on pages 211 and 212 of Amendment No. 2 to discuss the conversion feature of the notes. The Company has also revised the disclosure on pages 211 and 212 of Amendment No. 2 to disclose that the PIPE transaction will not be a qualified financing and will not result in automatic conversion of the notes.

United States Securities and Exchange Commission

Division of Corporation Finance

August 2, 2019

Potential Payments and Other Benefits Awardable in Connection with the Business Combination, page 222

7.

We note your response to comment 15. Please disclose the information provided in your response regarding the quantification of the immediate vesting of the securities, including the expectation that the trading value of shares will be substantially lower due to the difference between the Nasdaq Capital Market price per share and the PIPE financing price per share. In addition, consider adding risk factor disclosure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 2 to disclose the information provided in the Company’s response to comment 15 of the Commission’s initial comment letter. The Company has also included a revised risk factor on page 78 of Amendment No. 2.

DermTech Director Compensation, page 223

8.

We note your response to comment 16. Please revise to include the consulting services fee in the “All Other Compensation” column and include a footnote identifying and quantifying the amount. See Item 402(r)(2)(vii)(F) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 228

9.

Please explain in further detail why deferred underwriting fees are being reduced by $2,843,750 in adjustment 6 to the pro forma balance sheet. Also, as Note 6 to Constellation’s audited financial statements on page F-61 indicates that the deferred underwriting fees will be paid upon the closing of a business combination from amounts held in the trust account, please explain why an adjustment to cash reflecting payment of these deferred underwriting fees has not been made to the pro forma balance sheet.

Response:

In response to the Staff’s comment regarding the fee reduction, and pursuant to the Deferred Underwriting Fee Assignment Agreement (the “Fee Agreement”), dated May 29, 2019, by and among the Company, DermTech and Cowen (filed as Exhibit 10.27 to Form 8-K filed by the Company on May 29, 2019), the Company is entitled to a 50% reduction, or $2,187,500, of the original fee payable to the underwriters, such fee reduction contingent upon the completion of the business combination. The original fee does not include the discretionary portion of the deferred underwriting fee, which will not be paid. The Company has revised the disclosure on page 241 of Amendment No. 2 to include a revised pro forma balance sheet reflecting the fee reduction amount of $2,187,500.

In response to the Staff’s comment regarding Note 6 to Constellation’s audited financial statements on page F-61 of Amendment No. 1, this Note indicates that the deferred underwriting fee will be paid upon the closing of a business combination because Constellation’s audited financial statements are presented as of March 31, 2019 and therefore do not account for the terms of the Fee Agreement executed on May 29, 2019. The Fee Agreement provides that, assuming the completion of the business combination, the reduced fee will not be due and will not be paid until after the completion of the business combination and after certain other conditions are met. Accordingly, because the fee will not be paid until after the business combination, no adjustment to cash reflecting payment of the deferred fee has been made to the pro forma balance sheet.

United States Securities and Exchange Commission

Division of Corporation Finance

August 2, 2019

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Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 2 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Mr. Rajiv Shukla

Mr. Craig Pollak

Mr. Steven Kemper

Jeremy Glaser, Esq.